UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 16, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations
Munich, June 16, 2008
Disclosure according to art. 4 para. 4 of Regulation (EC) no. 2273/2003
Share buy back — 1. Interim Reporting of the Second Tranche
In the time period from June 9, 2008 until and including June 13, 2008 a number of 4,331,300 shares were bought back within the framework of the second tranche of the share buy back program of Siemens Aktiengesellschaft; on June 6, 2008, Siemens Aktiengesellschaft disclosed pursuant to art. 4 para. 2 of Regulation (EC) no. 2273/2003 the commencement of the second tranche to begin on June 9, 2008. The total number of shares that have been bought back within the framework of the second tranche of the share buy back program since June 9, 2008 therefore amount to 4,331,300 shares.
The purchase of the shares of the Siemens Aktiengesellschaft is carried out by a bank that has been commissioned by Siemens Aktiengesellschaft; the shares are repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).
Information regarding the transactions according to art. 4 para. 3 and 4 of Regulation (EC) no. 2273/2003 is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).
Munich, June 16, 2008
Siemens Aktiengesellschaft
The Managing Board
Release according to Article 26, Section 1 Sentence 2 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
Siemens Aktiengesellschaft, Berlin and Munich, Germany, ISIN: DE0007236101, WKN: 723610, exceeded the threshold of 3% with respect of its own shares on June 16, 2008, and held on that date an amount equal to 3.09% (this corresponds to 28,280,607 shares).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 16, 2008	/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Controlling

/s/ Dr. Joachim Beer
Name:	Dr. Joachim Beer
Title:	Equity Capital Markets